UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR´S MID-YEAR FINANCIAL REPORT: IMPROVING THE QUALITY OF SERVICE

Buenos Aires, August 9, 2021. Today, the Board of Empresa Distribuidora y Comercializadora Norte S.A. (“edenor”) approved its financial statements for the period ended June 30, 2021.

Edenor has managed to maintain the improvement in its service quality levels together with an improvement in the efficiency of the use of its resources.

Investments during the first half of 2021 reached $ 6,170 million, which means an increase of 4% in real terms compared to the same period of the previous year.

The investment plan carried out in recent years shows results that are reflected in a continuous improvement in the quality of the service, by reducing the duration and frequency of outages since 2014, and thus complying with the regulatory requirements established in the last comprehensive tariff review, even exceeding this year the quality indicators required by the regulator for the end of the tariff period in February 2022.

The distributor continues to guarantee electricity service to all its customers. The pandemic was a challenge for the whole society, and especially for utility companies. Edenor carried out a care program for employees, contractors and clients, applying strict hygiene, safety and health protocols for each of the activities which are deemed to be essential. At the same time, digital channels for customer service and communication were optimized and improved. The current use of the edenordigital app by more than a half of the households, businesses and industries in our concession area is an example of this.

KEY FINANCIAL FIGURES

The figures corresponding to the period of the previous year have been restated to consider the changes in the purchasing power of the Argentine Peso, in accordance with the provisions of International Accounting Standard No. 29 and General Resolution No. 777/2018 of the National Securities Commission.

Revenues decreased by 21% in real terms during 2021 compared to the same period in 2020. Energy volume levels sold remained constant.

The gross margin, called Distribution Added Value (VAD), fell by 18% compared to the same period of the previous year.

EBIT resulted in a loss of $ 1,643 million, in line with the decrease in gross margin, reflecting the lack of update of revenues in a context of high inflation rates that generate increased operating costs.

The results for the period amounted to a loss of $ 11,636 million, mainly due to the deterioration of the gross margin and operating income, as a result of the impact of the change in the income tax rate -which meant an additional loss of $ 7,473 million- and due to a higher financial charge originated by the deferral of the payment of obligations with the MEM (Wholesale Electricity Market), all partially offset as a consequence of a higher gain from exposure to inflation in the first half of 2021.

MAIN OPERATIONAL FIGURES

Energy sales during the first half of 2021 increased by 6.8% compared to the same period of 2020, reaching 10,674 GWh compared to the 9,994 GWh sold during the previous half with a sharp increase in residential customers.

The number of clients increased by 1.8% in relation to the same period of the previous year, mainly due to the increase in residential tariff clients and MIDE.

As of June 30, 2021, the SAIDI1 and SAIFI2 indicators for the last 12 months show improvements of 10.9% and 28.0%, respectively, compared to the same indices registered as of June 30, 2020. In turn, the indicators are 13.1% and 27.4% lower than those required by the RTI by the end of 20213.

Energy losses decreased to 2,273 GWh compared to 2,284 GWh in the first half of 2020.

1 System Average Interruption Duration Index

2 System Average Interruption Frequency Index

3 Comprenhive Tariff Review

Finally, and as an event after the end of the quarter, on July 30, edenor obtained the support of the majority of 2022 Notes holders and achieved the waiver of the change of control clause. With this approval, all maturities and conditions of the Notes remain unchanged from the original terms and conditions of issue. Edenor is grateful to those holders who supported the consent for the trust placed in the company.

City of Buenos Aires, August 9, 2021

Messrs.

BUENOS AIRES STOCK EXCHANGE

Messrs.

NATIONAL SECURITIES COMMISSION

Issuers Division

Dear Sirs,

In compliance with the provisions of section 63 of the Listing Regulations of Bolsas y Mercados Argentinos S.A., I hereby inform you that at this Company’s Board of Directors meeting held today, the following documents were approved: Condensed Interim Financial Statements, Statement of Financial Position, Statement of Comprehensive Income (Loss), Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements and Informative Summary, relating to the six-month interim period ended June 30, 2021.

The amounts disclosed below are stated in millions of Argentine pesos and arise from the Condensed Interim Financial Statements:

Period ended

June 30, 2021

Loss for the period

Other comprehensive income for the period

Total comprehensive loss for the period

Detail of Equity

Furthermore, and as required by sub-sections 6), 7) and 8) of section 62, we inform the following:

The class “A” shares are owned by Empresa de Energía del Cono Sur S.A., domiciled at Maipú 1252, 12th Floor, of the City of Buenos Aires. Such shares were transferred on June 30, 2021 after the share purchase and sale agreement entered into on December 28, 2020 was approved by the ENRE on June 23, 2021. The class “B” shares are currently listed on the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. As of June 30, 2021, the Company had 31,134,420 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina in its capacity as trustee of the Company Employee Stock Ownership Program, remains outstanding.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Yours sincerely,

Silvana E. Coria
Attorney-in-fact

(1)	Includes 31 relating to treasury shares.
(2)	Includes 979 relating to treasury shares.
(3)	Includes 37,558,700 shares held by Pampa Energía S.A. and 242,999,553 shares held by the ANSES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 11, 2021